SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number:  001-32179

INTEROIL CORPORATION
(Exact name of registrant as specified in its charter)

THE YUKON TERRITORY, CANADA
(State or other jurisdiction of incorporation or organization)

60-92 COOK STREET
PORTSMITH, QLD 4870, AUSTRALIA
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (61) 7 4046 4600

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory note:

Overview

InterOil Corporation is (the “Company”) is filing this amendment to its Form 6-K for the quarter and nine months ended September 30, 2009 issued on November 4, 2009, to amend and restate unaudited interim financial statements and other financial information for these periods in relation to the exchange agreement completed by the Company with certain indirect participation interest holders in September 2009.

Background

The unaudited interim financial statements for the quarter and nine months ended September 30, 2009 filed on November 04, 2009 referenced a consultation with the U.S. Securities Exchange Commission (‘SEC’ or ‘Commission’) that was being carried out in relation to the accounting treatment for the exchange agreements completed by the Company with certain indirect participation interest holders in September 2009.  The discussions were centered around the application of conveyance accounting to the transaction and the capitalization of the difference between the book value of the indirect participation interest liability and the consideration paid for the exchange transaction.

Management’s original treatment, reflected in the superseded consolidated financial statements, considered that conveyance accounting under ASC 932-360 was triggered simultaneously with the exchange transaction. This resulted in the premium paid to buy back the indirect participation interest (subsequent to conveyance) in excess of the book value of the exploration asset being capitalized. Under this treatment the premium represented the value to the Company of an increased resource base, which was considered a tangible long term benefit of an enduring nature which should be capitalized when acquired.

After a determination by the SEC, the Company has adopted a revised extinguishment of liability model. Under this model, the difference between the fair value and book value of the indirect participation interest liability is taken to the profit and loss statement. This is based on the view that conveyance was not triggered simultaneously as part of the exchange transaction, and any premium paid for the indirect participation interest as part of this exchange transaction is expensed as it was paid to extinguish the IPI liability and related conversion option. The accounting treatment resulting from the adoption of the revised model for the recording of the exchange transaction does not affect the cash position of the Company.

Effects of Restatement

Restatement to Consolidated Balance Sheets

	September 30, 2009
	Original		Restated
	Balance	Adjustments	Balance
	$	$	$

Non-current assets
Oil and gas properties	190,694,688	(37,259,004)	153,435,684

Shareholders' Equity
Contributed surplus	19,429,092	(592,586)	18,836,506
Conversion options	17,140,000	(3,469,120)	13,670,880
Accumulated deficit (Refer 'Restatement to Consolidated Statement of Operations' below)	(200,214,083)	(33,197,298)	(233,411,381)

Restatement to Consolidated Statement of Operations

	Quarter ended September 30, 2009			Nine months ended September 30, 2009
	Original		Restated	Original		Restated
	Balance	Adjustments	Balance	Balance	Adjustments	Balance
	$	$	$	$	$	$

Expenses
Gain on sale of oil and gas properties	(4,635,309)	4,635,309	-	(5,722,792)	4,635,309	(1,087,483)
Loss on extinguishment of IPI liability	-	28,561,989	28,561,989	-	28,561,989	28,561,989

Total restated expenses	(4,635,309)	33,197,298	28,561,989	(5,722,792)	33,197,298	27,474,506

Net income/(loss)	7,891,297	(33,197,298)	(25,306,001)	19,972,847	(33,197,298)	(13,224,451)

Refer to Note 2 – ‘Restatement of consolidated financial statements for the quarter and nine months ended September 30, 2009’ in the revised unaudited interim financial statements attached for further details.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

By:	/s/ Phil Mulacek
Phil Mulacek
Chief Executive Officer

Date: March 1, 2010

INTEROIL CORPORATION
FORM 6-K/A FOR THE MONTH OF MARCH 2010

Exhibit Index

1.	Revised Management’s Discussion and Analysis for the quarter and nine months ended September 30, 2009.

2.	Revised Unaudited Consolidated Financial Statements for quarter and nine months ended September 30, 2009 and 2008.